Exhibit 99.5

ParcelPal Logistics Inc. Reports Record First Quarter 2022 Results Highlighted by Revenue Growth of 125% and Continued Record Margins

Vancouver, British Columbia – May 31, 2022 – ParcelPal Logistics Inc. (“ParcelPal” or the “Company”), (OTC:PTNYF) (CSE:PKG) (FSE:PT0) is pleased to announce its record Q1 2022 financial results highlighted by revenue growth of 125% (to approximately $2.7M), continued record margins and a 74% decrease in net loss (vs. Q1 2021).  It is important to note that this was our second largest quarter revenue wise in the history of the Company, second only to Q4 2021 (which was $3.2M).  Q1 is also historically our slowest quarter so we anticipate the uptrend to continue as we expand.

Overview

In Q1 2022, the Company continued its expansion into new geographic areas and achieved our second largest quarter of revenue ever (second only to the aforementioned Q4 2021), which was driven by revenue growth of 125% to approximately $2.7 million (up from $1.2 million in Q1 2021).  Our margins continue its strong trend which were 15.4% (compared to 0.3% in Q1 2021).  Additionally, the Company had a net loss of $359,215 which represents a 74% decrease compared to Q1 2021 (which was $1,392,616).

Our record revenue growth, continued strong margins and significantly lower losses are, in large measure, driven by our expansion into the United States, which is the world’s largest consumer market.

"The actions we have taken to grow our revenue, increase our operating margins and diversify our customer base have placed our Company in a better position to deliver value to our customers," said ParcelPal’s CEO Rich Wheeless. "Hopefully everyone is paying attention to the continued positive trends in our financial performance, and I am very encouraged by the massive drop in our net loss which I see continuing as the Company further expands into new and profitable markets in the current and future quarters."

"We still have more work to do, and we will continue to take actions to strengthen our core business," said ParcelPal’s CEO Rich Wheeless. I am most proud of the fact that we are executing the Company’s expansion and growth plan that I have laid out, including a continued expansion through organic growth, strategic transactions and/or further acquisitions.”

Q1 2022 Financial Highlights:

March 31, 2022 compared to March 31, 2021 - Financial Highlights:

•
Record revenue in Q1 2022 and growth of 125% to $2,673,673 (up from $1,188,918 in Q1 2021). This represents the Company’s second largest revenue quarter since inception (Q4 2021 of $3.2M was the largest revenue quarter ever).

•	Record margins in Q1 2022 of 15.4% (up from 0.3% in Q1 2021).

•	Management and director fees decreased to $126,846 (Q1 2021 - $191,155) due to cost-cutting measures.

•	Shared based compensation decreased to $nil (Q1 2021 - $222,852) as the Company reduced marketing activity in an effort to converse cash and focus on operational growth.

•
Cash of $263,071 at March 31, 2022 compared to $551,961 at December 31, 2021, and vehicles and right-of-use assets of $501,645 compared to $652,353 at December 31, 2021. Of note, we have an untapped equity facility of $5M available to us at our discretion, which we implemented in December 2020.

•	During the quarter ended March 31, 2022, the Company’s net loss decreased 74% to $359,215 (compared to $1,392,616 in Q1 2021).

•	Net cash flows used in operating activities decreased to $300K in Q1 2022 from $708K in Q1 2021.

Q1 2022 Highlights:

•
On March 24, 2022, the Company signed an agreement to provide delivery services for a new premium seafood client. This new customer currently operates in western Canada and they deliver world class Atlantic seafood right to your doorstep.

Subsequent to the period ended March 31, 2022, a few notable events occurred, including:

•	In May 2022, we announced our fiscal year end 2021 results highlighted by record revenue numbers and record margins.

Outlook

The Company's strategic priorities for the remainder of fiscal 2022 include:

•	Continued improvement in operating performance, and diversification of our customer base.

•	Building an exceptional and world-class brand with a focus on signing quality partners.

•	Using data, technology, and inbound selling to ramp up sales and revenue generation.

•	Continued expansion into large markets in Canada, with a focus on further expanding throughout the United States markets, including with new higher margin customer contracts.

The Company's complete quarterly financial results are available in its unaudited Financial Statements and Management's Discussion and Analysis for the quarter ended March 31, 2022, each of which have been filed with Canadian and United States securities regulatory agencies, and can be found respectively at www.sedar.com and www.sec.gov.

About ParcelPal Logistics Inc.

ParcelPal is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions. We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in major Canadian cities including Vancouver, Calgary, and Toronto, and now in the western region of the United States.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority has reviewed and do not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.  The information in this news release is not complete.  For a more complete description of all items referenced herein, please see our annual report on Form 20-F filed with the Securities and Exchange Commission and in our MD&A filed on Sedar, each as filed on the same date of this news release.

OTC – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0

Contact Information

Investor Contact

info@parcelpal.com
T: (587) 883-9811

Company Contact

Bruce Nurse, Director of Investor Relations
ParcelPal Logistics Inc.
bruce.nurse@parcelpal.com
T: (303) 919-2913

Forward Looking Information

This news release contains forward looking statements relating to the Proposed Transaction, and the future potential of ParcelPal.  Forward looking statements are often identified by terms such as "will", "may", "should", “intends”, "anticipates", "expects", “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed due to, among other things, failure to execute definitive documentation, failure to complete satisfactory due diligence, failure to receive the approval of the CSE and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the mobile application industry, failure of ParcelPal to gain market acceptance and potential challenges to the intellectual property utilized in ParcelPal.  There can be no assurance that any forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward-looking statement will materialize, and the reader is cautioned not to place undue reliance on any forward-looking information.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward-looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian securities laws.